UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number 001-35991

AENZA S.A.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Republic of Peru

(Jurisdiction of incorporation or organization)

Av. Petit Thouars 4957

Miraflores

Lima 34, Peru

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

September 5, 2023

Pursuant to the provisions of Article 30° of the Securities Market Law, Sole Ordered Text approved by Supreme Decree N° 020-2023-EF, and the Regulation of Relevant Events and Reserved Information, approved by Resolution SMV N° 005-2014-SM/01, we hereby communicate the following, as a Relevant Information Communication:

By means of a meeting of the Board of Directors of AENZA S.A.A. (the “Company”), held on this date, it has been unanimously agreed, as follows:

1.	To convene the General Shareholders’ Meeting to be held on first call, on October 24, 2023, on second call, on October 27, 2023, and on third call, on October 30, 2023, in all cases at 11:30 a.m., via the Teams Platform, to address the following agenda:

a.	Capital increase by new monetary contributions for the amount in local currency equivalent to US$ 22,500,000 and consequent amendment of the Company’s bylaws.

b.	Exercise of the preemptive subscription right, in compliance with Peruvian legal mandate.

c.	Delegation of powers to formalize agreements

2.	To propose to the General Shareholders’ Meeting that the funds from the capital increase to be approved be used to partially repay the Company’s financial obligations and in general to strengthen the Company’s and/or its subsidiaries’ equity.

3.	To propose to the General Shareholders’ Meeting that the subscription price of the new shares to be issued be no less than the VWAP at 60 days prior to the date of the Shareholders’ Meeting Resolution, minus 15%.

4.	To propose to the General Shareholders’ Meeting to delegate powers to the Board of Directors so that, subject to the provisions of items 2 and 3 above, it may: (i) fix the amount of the capital increase to be offered and the number of shares to be created; (ii) determine the terms and conditions for the exercise of the preemptive subscription right in accordance with the provisions of applicable laws, including the establishment of the record date and delivery date, as well as the trading period of the preemptive subscription certificates; (iii) fix the exchange rate applicable for the conversion of the monetary contributions from U.S. Dollars to Soles, considering market values; (iv) establish the form of representation of the securities to be issued, as established by applicable laws; (v) fix the final amount by which the capital will be increased; (vi) determine the procedure to be followed in the event that there are still shares to be subscribed after the termination of the subscription period; (vii) determine the issuance of provisional share certificates in accordance with the provisions of the bylaws and applicable laws, as well as the issuance of definitive shares, including in both cases the establishment of the registration date and the delivery date; (viii) establish the new wording of article 5 of the bylaws, which shall reflect the results of the share subscription procedure; (ix) delegate, in turn, to the Management sufficient powers to approve the terms and conditions of the capital increase without additional approval of the Board of Directors or the General Shareholders’ Meeting; and, (x) approve, fix or execute any other complementary act that may be convenient or necessary in order to formalize and perfect the capital increase, without requiring additional approval by the General Shareholders’ Meeting.

5.	To inform that the preemptive subscription certificates to be issued to subscribe the shares to be created through the capital increase to be approved, as well as the shares to be issued from the exercise of the preemptive subscription rights, have not been and will not be registered under the U.S. Securities Act of 1933, as amended (hereinafter, “U.S. Securities Act of 1933”), or under the securities laws of any state or jurisdiction outside of Peru.

In this regard, such preemptive subscription rights will be made available to investors only in Peru pursuant to applicable Peruvian legislation (Ley General de Sociedades, Law No. 26887, and Ley del Mercado de Valores, Texto Único Ordenado approved by Supreme Decree No. 020-2023-EF), and may not be offered, sold, resold, transferred, delivered or distributed, directly or indirectly, in or into the United States of America under the securities laws of that country or in other jurisdictions where this is prohibited. In addition, the shares to be issued may not be offered, sold or subscribed for, directly or indirectly, except in a transaction that is exempt from, or not subject to, the registration requirements of the U.S. Securities Act of 1933, as amended.

Please note that this communication is not an offer to sell or a solicitation of an offer to buy securities in the United States of America or to persons in the United States of America.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AENZA S.A.A.

By:	/s/ FERNANDO RODRIGO BARRON
Name:	Fernando Rodrigo Barron
Title:	VP of Corporate Finance and Business Development
Date:	September 5, 2023

AENZA S.A.A. GENERAL SHAREHOLDERS’ MEETING

First Call - October 24, 2023

Second Call - October 27, 2023

Third Call – October 30, 2023

Motion N° 1

Capital increase by new monetary contributions and subsequent amendment of the Company’s bylaws

Whereas:

That, in the meeting held on September 5, 2023, the Board of Directors agreed to request the General Shareholders’ Meeting to approve:

a) That a capital increase be performed by new monetary contributions, to use the funds from said capital increase for the partial repayment of the Company’s financial obligations and in general to strengthen the Company’s and/or its subsidiaries’ equity.

b) That the capital increase be for the amount in local currency equivalent to US$ 22,500,000 (twenty-two million five hundred thousand and 00/100 United States Dollars).

c) That the placement price of the shares for purposes of the preemptive subscription right be no less than the VWAP at 60 days prior to the Shareholders’ Meeting resolution, minus 15%.

d) That the Board of Directors be delegated the power to determine the terms and conditions for the exercise of the preemptive subscription right in accordance with the provisions of applicable laws, including the record date and delivery date, as well as the trading period of the preemptive subscription certificates.

e) That the Board of Directors be delegated the power to set the exchange rate applicable for the conversion of the monetary contributions from US Dollars to Soles, considering market values.

f) That the Board of Directors be delegated the power to determine the form of representation of the securities to be issued as a consequence of the capital increase, in accordance with the provisions of the applicable laws, as well as whether provisional share certificates will be issued and to establish the registration date and delivery date for such purpose.

g) That the Board of Directors be delegated the power to determine the amount by which the capital will be increased, after the conclusion of the preferential share subscription procedure, as well as to establish the registration date and the date of delivery for the issuance of the shares.

h) That the Board of Directors be delegated the power to determine the procedure to be followed in the event that shares remain available for subscription after the conclusion of the second subscription round.

i) That the Board of Directors be delegated the power to determine the new wording of article 5 of the Company’s by-laws, which shall reflect the results of the preferential share subscription procedure.

j) That the Board of Directors be delegated and authorized to delegate to the Management any other power or authority that may be considered convenient or necessary to formalize and improve the capital increase to be approved.

Motion:

To agree on the following in relation to the capital increase to be approved:

(i) To increase the capital stock by new monetary contributions, under the terms proposed by the Board of Directors; and,

(ii) To delegate to the Board of Directors sufficient powers to, subject to the provisions of the proposals described in paragraphs a) to j) of the preceding recital: (a) fix the amount of the capital increase to be offered and the number of shares to be created; (b) determine the terms and conditions for the exercise of the preemptive subscription rights in accordance with the provisions of applicable laws, including the establishment of the record date and delivery date, as well as the trading term of the preemptive subscription certificates; (c) fix the exchange rate applicable for the conversion of the monetary contributions from U.S. Dollars to Soles, considering market values; (d) establish the form of representation of the securities to be issued, in accordance with the provisions of the applicable laws, determine whether provisional share certificates will be issued and establish the registration date and delivery date for such purpose; (e) fix the amount by which the capital will be increased after the share subscription procedure is concluded; (f) establish the registration date and the delivery date for the issuance of the shares; (g) establish the new wording of article 5 of the by-laws, which shall reflect the results of the share subscription procedure; and, (h) approve, fix or execute, as well as authorize the Management to approve, fix or execute, any complementary act that may be convenient or necessary in order to formalize and improve the capital increase, without requiring additional approval by the General Shareholders’ Meeting or the Board of Directors, as the case may be.

Motion N° 2

Pre-emptive subscription right, in compliance with Peruvian legal mandate

Whereas:

That, in accordance with Article 207 of the General Corporations Law, Law No. 26887 (“LGS”), and 105 of the Securities Market Law, Sole Ordered Text approved by Supreme Decree No. 020-2023-EF (“LMV”), in the capital increase by new contributions, the Company’s shareholders have a preferential right to subscribe, pro rata to their shareholding, the shares that are created.

That, in accordance with Article 208 of the LGS and Article 108 of the LMV, the preemptive subscription right must be exercised in at least two rounds, in accordance with the procedure established by the General Shareholders’ Meeting or, if applicable, by the Board of Directors of the Company.

That, furthermore, in accordance with Article 209 of the LGS, Article 106 of the LMV, and Articles 258, 259 and 260 of the Securities Law, Law No. 27287 (“LTV”), the preemptive subscription right must be incorporated in a title called preemptive subscription certificate, freely transferable - totally or partially - which confers to its holder the preemptive right to subscribe the new shares in the opportunities, amount, conditions and procedure established by the General Shareholders’ Meeting or, as the case may be, by the Board of Directors.

That, articles 107 and 110 of the LMV, contain complementary provisions that must be observed in relation to the preferential subscription certificates to be issued.

That, likewise, by means of the aforementioned meeting held on September 5, 2023, the Board of Directors informed that the preemptive subscription certificates to be issued to subscribe the shares to be created within the framework of the capital increase to be approved, as well as the shares to be issued from the exercise of the preemptive subscription right, have not been and will not be registered under the Securities Act of 1933 of the United States of America, as amended (“U.S. Securities Act of 1933, as amended), or under the securities laws of any state or jurisdiction outside Peru.

That, in the same sense, the Board of Directors clarified that the preferred subscription certificates to be issued will be made available to investors only in Peru pursuant to the provisions of the applicable Peruvian legislation (LGS and LMV), and may not be offered, sold, resold, transferred, delivered or distributed, directly or indirectly, in or within the United States of America under the securities laws of that country or in other jurisdictions where this is prohibited. The Board of Directors also clarified that the shares to be issued may not be offered, sold or subscribed for, directly or indirectly, except in a transaction that is exempt from, or not subject to, the registration requirements of the U.S. Securities Act of 1933, as amended.

That, finally, the Board of Directors clarified that this proposal does not constitute an offer to sell or a solicitation of an offer to purchase securities in the United States of America or to persons in the United States of America.

Motion:

To agree on the following in relation to the preemptive subscription right generated by the capital increase to be approved:

(i) That the preemptive subscription right be exercised in two rounds, under the terms set forth in the LGS, the LMV, and the LTV and those set forth (or which are a matter of delegation) in Motion No. 1; and,

(ii) That the preemptive subscription certificates to subscribe the shares of the Company to be created, as well as the shares to be issued from the exercise of the preemptive subscription right -whether such shares are represented by provisional certificates or definitive certificates-, comply with the legal mandate set forth in the aforementioned provisions, and will not be registered or offered in the United States of America, as explained by the Board of Directors.

Motion N° 3

Delegation of Powers to formalize agreements

Motion:

To grant powers to certain officers, in order for them to subscribe, on behalf of the Company, all public and private documents required for the formalization and registration of the resolutions adopted at the Meeting.